April 24, 2023

Support Proposal 6 Requesting an Independent Board Chair at Wendy’s Chair Peltz has Outsized Influence, Misaligned Interests, Overseen Underperformance

Dear fellow Wendy’s Shareholder,

I urge you to vote for Proposal 6 at Wendy’s annual meeting on May 16, 2023. Proposal 6 is a shareholder proposal requesting that the Wendy’s Board of Directors adopt a policy to require the Chair of the Board to be independent of Wendy's and any Wendy's shareholder holding more than 15% of outstanding shares.

Proposal 6 was submitted by the five New York City Retirement Systems (NYCRS), which are substantial long-term Wendy’s shareholders. NYCRS submitted the proposal for the following reasons:

1.	Nelson Peltz has outsized influence on the Wendy’s Board and his interests may be misaligned with those of Wendy’s unaffiliated shareholders.

2.	Wendy’s shares have underperformed the S&P 500 during the entirety of Peltz’s tenure on its Board, as have at least half of the companies who have (or had) Peltz on their Board.

3.	Peltz’s refusal even to discuss the Fair Food Program reflects a failure of Board leadership that has alienated stakeholders and exposed the company to material financial, legal and reputational risks.

I elaborate on these concerns below:

1. Nelson Peltz has outsized influence on Wendy’s Board and his interests are misaligned with the interests of Wendy’s unaffiliated shareholders.

Nelson Peltz, Chief Executive Officer and founding partner of Trian Partners (“Trian”), controls 17% of Wendy’s outstanding shares,1 but may exert disproportionate influence on Wendy’s Board given that he both serves as Board Chair and has close familial and financial ties to two directors who are also Trian partners. These include Vice Chair Matthew Peltz, Nelson’s son, and director Peter May, Trian’s President and a founding partner, who has been Peltz’s business associate since 1972. Consequently, Trian effectively controls 25% of the Board (or three of Wendy’s twelve Board seats). Unlike its classification of Nelson and Matthew Peltz, Wendy’s Board classifies Peter May as independent. As Proposal 6 would require the Chair to be independent of any entity holding more than 15% of outstanding shares such as Trian, May would be ineligible to serve as Chair regardless of the Board’s independence determination.

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1 Wendy’s 2023 proxy statement; available at https://s1.q4cdn.com/202642389/files/doc_financials/2022/ar/2023-Proxy-Statement.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

As a large shareholder, Peltz may have a different timeline, investment objectives, tax implications and liquidity requirements than other investors, creating potential conflicts of interest. This became evident in May 2022 when Trian filed a Schedule 13D/A with the Securities and Exchange Commission to disclose its interest in participating in a potential transaction with Wendy’s. As disclosed in Wendy’s 2023 proxy statement, Trian subsequently announced that “they would not be proposing a potential transaction with the Company at this time” (emphasis added). While no longer an imminent concern, Trian’s expression of interest in a potential transaction with Wendy’s underscores the broader concern that Trian’s interests may conflict with those of Wendy’s independent shareholders.

2. Wendy’s shares have underperformed the S&P 500 during the entirety of Peltz’s tenure on its Board, as have at least half of the companies who have (or had) Peltz on their Board.

In its opposition statement to Proposal 6, Wendy’s cites strong shareholder returns as evidence that its leadership structure is working effectively. Wendy's shares, however, have underperformed the S&P 500 since Peltz first joined the Board of its predecessor company in 1993.

A January 2023 analysis conducted by Professor Jeffrey Sonnenfeld from the Yale School of Management (the “Yale Study”) found that at least half of the companies, including Wendy’s, who have (or had) Nelson Peltz on their Board, underperformed the S&P 500 during the entirety of his tenure on the Board.2 According to the Yale Study, Wendy’s shares underperformed the S&P 500 by 5.1% annually from the inception of Trian Partners in November 2005 through November 2022. Wendy’s generated annualized returns of 2.13% over the period, while the S&P 500 generated annualized returns of 7.23%.

According to the Yale Study, “Even in some of his prominent positions where Peltz reaped profits, the CEOs of those companies largely did the opposite of what Peltz advocated.” The study cites P&G and Pepsi as examples. However, given Peltz’s role as Chair and disproportionate influence on the Board at Wendy’s, it seems unlikely that Wendy’s CEO could similarly ignore Peltz’s recommendations.

Since Peltz became Wendy’s Chairman in June 2007 — shortly before Wendy’s merged with Peltz’s restaurant business in September 2008 to form the current company — Wendy’s shares have substantially underperformed the S&P 500 index, as well as the company’s disclosed peers, McDonalds and Yum Brands, as the following chart illustrates:

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2 https://yale.box.com/s/rmfa6of2q4mc578v5s8nvntz3x60x2im

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Please DO NOT send us your proxy card as it will not be accepted.

3. Peltz’s refusal even to discuss the Fair Food Program reflects a failure of Board leadership that has alienated stakeholders and exposed Wendy’s to material financial, legal and reputational risks.

Wendy's has refused to join the Fair Food Program (FFP), a partnership between farmworkers, growers, and retailers that is considered the gold standard for preventing human rights abuses in the produce supply chain.3 This refusal has prompted protests and a boycott4 that could damage the company's brand image and reputation. It has also increased the risk that the company could be held liable for human rights violations committed by its tomato suppliers given that the U.S Department of Labor (“DOL) recently announced that it was stepping up enforcement of the Fair Labor Standards Act (FLSA).5

Wendy's has yet to disclose a consistent and credible rationale for its refusal to join the FFP, nor has Peltz responded to numerous written requests from investors to discuss the FFP. In fact, he has publicly expressed unqualified opposition to shareholder engagement regarding the FFP. In response to a meeting request at Wendy’s 2017 annual meeting, Peltz reportedly stated that there would be no meeting if the discussion topic was the FFP.6

Wendy's has claimed its decision to purchase its North American tomato supply exclusively from indoor, hydroponic greenhouse farms provides “the inherent benefits of safe, indoor working conditions.”7 However, these farms have also been accused of the same abuses that the FFP was established to address, such as unsafe working conditions, debt bondage, wage theft, and illegally firing workers.

Mastronardi Produce, which has been among Wendy’s suppliers,8 has been implicated in multiple worker rights violations in recent years. In 2021, a Mastronardi greenhouse in Maine was ordered to pay $337,000 in back wages and penalties following a DOL investigation that found Mastronardi illegally underpaid and fired workers. Also in 2021, the U.S. blocked tomato shipments from certain Mexican farms based on allegations of forced labor.9 Mastronardi was among the customers that received tomatoes produced by the farm.10 Finally in 2022, three farmworkers in Michigan sued Mastronardi alleging a deceptive bonus program and that they were exposed to harmful chemicals while harvesting.11

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3 https://www.news-press.com/story/news/local/amy-williams/2015/01/30/coalition-immokalee-workers-gets-presidential-medal/22623915/

4 https://www.change.org/p/wendy-s-we-re-boycotting-you-until-you-support-human-rights-for-farmworkers-boycottwendys?redirect=false

5 Labor, Health Agencies Launch Taskforce Tackling Child Labor (1) (bloomberglaw.com)

6 https://ciw-online.org/blog/2017/06/notenoughrabbis/

7 https://www.irwendys.com/news/news-details/2018/Wendys-Makes-Another-First-in-Fresh-with-Innovative-Tomato-Supply-Initiative/default.aspx

8 https://news.bloomberglaw.com/international-trade/guacamole-tax-of-875-million-may-boost-americans-lunch-tab-1

9 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-withhold-release-order-tomatoes-produced-farm-mexico

10 https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of-abusing-workers

11 https://www.mlive.com/public-interest/2022/06/nosebleeds-headaches-rashes-michigan-farmworkers-sue-greenhouse-over-alleged-pesticide-exposure.html

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

In response to an uptick in child labor, the DOL announced in February 2023 that it was stepping up enforcement of the FSLA, including potentially invoking “hot goods” provisions.12 These provisions generally make it illegal to ship goods in interstate commerce that were produced in violation of the minimum wage or overtime requirements of the FLSA or were produced in or about an establishment where a child labor violation occurred in the past thirty days. This order could apply not only to the employer who produced the goods but to anyone in possession of the goods, potentially putting Wendy’s at risk. 13

Summary

The combination of Nelson Peltz’s misaligned interests and outsized influence on the Wendy’s Board create significant risks to Wendy’s shareholders. Moreover, Peltz’s refusal to engage in investor dialogue regarding a program with a proven track record of improving working conditions for tomato farmworkers is a missed opportunity to mitigate supply chain risks, exacerbating investor concerns about his Board leadership.

In summary, I urge you to vote FOR Proposal 6 requesting an independent Board Chair as a critical step in improving corporate governance and protecting the interests of all Wendy's shareholders. For questions, please contact Michael Garland, Assistant Comptroller for Corporate Governance and Responsible Investment in the New York City Comptroller’s Office at mgarlan@comptroller.nyc.gov.

Thank you for your support.

Sincerely,

Brad Lander

New York City Comptroller

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12 https://news.bloomberglaw.com/daily-labor-report/employers-liable-when-contractors-exploit-child-labor-dol-warns; https://news.bloomberglaw.com/daily-labor-report/labor-health-agencies-launch-taskforce-to-tackle-child-labor

13 Fact Sheet #80: The Prohibition against Shipment of “Hot Goods” Under the Fair Labor Standards Act | U.S. Department of Labor (dol.gov)

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.